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                            April 2, 2024

       Joel Riddle
       Chief Executive Officer
       Tamboran Resources Corporation
       Suite 01, Level 39, Tower One, International Towers Sydney
       100 Barangaroo Avenue, Barangaroo NSW 2000

                                                        Re: Tamboran Resources
Corporation
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted March 14,
2024
                                                            CIK No. 0001997652

       Dear Joel Riddle:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       February 29, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Glossary of Natural Gas Terms, page iv

   1. We have read your response to prior comment 2 and note the additional industry terms included in your
glossary; however, the following definitions require revision:

                                                              Proved Reserves
  the glossary definition is incomplete and contains the phrase "have been proved to a
high degree of certainty" which more closely resembles the PRMS definition of
proved reserves. The SEC definition of proved reserves in Rule 4-
                                                            10(a)(22) states
"those quantities of oil and gas, which by analysis of geoscience and engineering data,
can be estimated with reasonable certainty to be economically producible - from a
given date forward, from known reservoirs, and under existing
 Joel Riddle
Tamboran Resources Corporation
April 2, 2024
Page 2
              economic conditions, operating methods, and government regulations." Please revise.
                Probable Reserves - the glossary definition incorrectly
includes the phrase    in sum
              with proved reserves    rather than Rule 4-10(a)(18) wording of
"together with proved
              reserves." We believe volumes of proved reserves and probable reserves should not be summed together due to the different risk profiles for each category of reserves.
              Please revise.
                Unconventional Drilling     the glossary definition should
include more specific
              unconventional drilling methods such as: drilling in zones of low porosity and permeability, directional and horizontal drilling, and include various types of well stimulation/multi-stage fracturing completion methods. Please revise.
                Developed Acres     in conjunction with your disclosure of
undeveloped acreage,
              please include a definition for developed acres.

         Also please add a definition or further clarification for the terms Exploration Permit
         (   EP   ) or Exploration Permit Application (   BP(A)).
Prospectus Summary
Our Company
Competitive Strengths, page 7

2. We have read your response to prior comment 7 and note the revised disclosures on page
         7 state:

                The    SS1H well is currently producing;    however, on page
19, you disclose you do
              not expect to generate any production revenue until 2026. Please review and revise to identify the referenced production as either sales volumes or test volumes only.
                   Each of these wells are productive wells    without
clarifying if this relates to all 21
              wells or only your six appraisal wells. Please expand the disclosure to clarify: 1) how many of the 21 total wells, including your six appraisal wells, were determined to be productive in the Middle Verlkerri formation, 2) the basis for determining these wells were productive wells capable of producing gas in sufficient quantities to justify completion as a gas well and not dry wells, and 3) the total number of wells that have produced natural gas to the surface as test volumes or as sales volumes, if any.
Summary Historical Consolidated Financial Data, page 16

3. We note your revised presentation of stock based compensation within the line item
       "Compensation and benefits including stock based compensation" in page F-4 in response
FirstName LastNameJoel Riddle
       to prior comment 33. Please revise your presentation here, "Results of operations" in page
Comapany    NameTamboran
       70 and                Resources
               related discussions      Corporation
                                   in page 71 consistent with the revised
consolidated statement of
April 2,operations
         2024 Pageand2 comprehensive loss presented in page F-4.
FirstName LastName
 Joel Riddle
FirstName   LastNameJoel Riddle
Tamboran Resources    Corporation
Comapany
April       NameTamboran Resources Corporation
       2, 2024
April 32, 2024 Page 3
Page
FirstName LastName
Industry
Australian Natural Gas and Natural Gas Liquids Reserves, page 78

4. We have read your response to prior comment 22 and the revised disclosure on page 79;
         however, we note the statement,    proved and probable reserves
represent resources which
         are commercially recoverable    is inconsistent with the SEC
definition in Rule 4-10(a)(22).
         We reissue the prior comment in part to request clarification of the industry definitions used to determine the estimates prepared by Geoscience Australia. Business
Our Assets Within the Beetaloo, page 90

5. We have read your response to prior comment 25 and your disclosure that none of your six appraisal wells can be defined as exploratory or development wells; however, in response to prior comment 24, you classify the six appraisal wells as "exploratory type stratigraphic test wells" which is a subset of exploratory wells. In addition, based on the tabular disclosures on pages 2 and 92, these six appraisal wells were permitted as exploratory wells. Please review and revise your disclosures as necessary.
6. We have read your response to prior comment 26, and the associated revised disclosures.
         We note your disclosure of the number of gross non-operated wells, but do not see the corresponding net number. Please revise to include the net number of non-operated wells.
         In addition, you state that all of your wells are productive wells, mechanically capable of producing gas, but then disclose, "one of our four wells is not capable of producing gas until it is re-entered and a lateral is drilled." Please review the
definitions of a    productive
         well    and a    dry well    in Items 1208(c)(3) and 1205(b)(1),
respectively, and revise your
         disclosure as necessary or tell us why a revision is not needed. Choice of Forums, page 138

7. We note your response to prior comment 31. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation and that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please disclose whether this provision applies to actions arising under the Exchange Act. In that regard, you removed the text from the corresponding risk factor which disclosed that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
         Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
 Joel Riddle
FirstName   LastNameJoel Riddle
Tamboran Resources    Corporation
Comapany
April       NameTamboran Resources Corporation
       2, 2024
April 42, 2024 Page 4
Page
FirstName LastName
       Please contact Myra Moosariparambil at 202-551-3796 or Raj Rajan at 202-551-3388 if
you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall at 202-551-4727 or John Hodgin at 202-551-3699 with questions about engineering comments. Please contact Cheryl Brown at 202-551-3905 or Timothy Levenberg at
202-551-3707 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:      Michael Chambers, Esq.